OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.5614 FAX 419.325.0614

INTERNET: kelly.schmidt@owenscorning.com

KELLY SCHMIDT

VICE PRESIDENT AND CONTROLLER

July 25, 2016

Via EDGAR Submission

Mr. W. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning
Form 10-K for the Fiscal Year ended December 31, 2015
Filed February 10, 2016
Form 10-Q for the Fiscal Quarter Ended March 31, 2016
Filed April 27, 2016
Form 8-K Filed April 27, 2016
File No. 1-33100

Dear Mr. Cash:

On behalf of Owens Corning (the “Company”), I submit the Company’s response to the comment letter from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 13, 2016 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) filed on February 10, 2016, Form 10-Q for the fiscal quarter ended March 31, 2016 (the “Form 10-Q”) filed on April 27, 2016, and Form 8-K filed on April 27, 2016 (the “Form 8-K”), File No. 1-33100. For ease of reference, the Staff’s comments are also set forth below in their entirety.

Form 10-K for the Fiscal Year ended December 31, 2015

Consolidated Financial Statements, page 43

14. Contingent Liabilities and Other Matters, page 78

1.

We note your disclosure that “management believes that the ultimate disposition of the Proceedings and the Environmental Matters will not have a material adverse effect on the Company’s financial condition, but could have a material adverse effect on the results of operations, cash flows or liquidity in a given quarter or year.” We note this qualifying language appears to be a change from your prior disclosures. If management believes it is reasonably possible that a proceeding and/or

OWENS CORNING

Mr. W. John Cash

Accounting Branch Chief

July 25, 2016

environmental matter could have a material adverse effect on results of operations, cash flows or liquidity, please tell us and disclose and discuss the specific nature of the matter and the range of reasonably possible loss or, if applicable, explain why a range of loss cannot be quantified.

Response:

We acknowledge the Staff’s comment and observation regarding the change from prior disclosures on page 43 of the Form 10-K and have provided further detail below to clarify.

The qualifying language highlighted by the Staff was not added in reference to a specific proceeding or environmental matter such that additional disclosure of the matter or the range of reasonably possible loss would be required at this time. Rather, the new Form 10-K language was intended to highlight the general possibility that a proceeding and/or environmental matter currently considered remote, could have a material impact on financial results in a future period.

In the Form 10-Q, we subsequently modified the language to replace the references to “material adverse effect” and “a given quarter or year” with “material impact” and “any given reporting period”, respectively, to help clarify the purpose of the disclosure.

In an effort to further enhance our disclosure and in response to the Staff’s comment, we propose the following revision in future filings (shown below in bold):

Form 10-Q for the Fiscal Quarter ended March 31, 2016

12.	CONTINGENT LIABILITIES AND OTHER MATTERS (page 19)

The Company may be involved in various legal and regulatory proceedings relating to employment, antitrust, tax, product liability, environmental and other matters (collectively, “Proceedings”). The Company regularly reviews the status of such Proceedings along with legal counsel. Liabilities for such Proceedings are recorded when it is probable that the liability has been incurred and when the amount of the liability can be reasonably estimated. Liabilities are adjusted when additional information becomes available. Management believes that the amount of any reasonably possible losses in excess of any amounts accrued, if any, with respect to such Proceedings or any other known claim, including the matters described below under the caption Environmental Matters (the “Environmental Matters”) are not material to the Company’s financial statements. Management believes that the ultimate disposition of the Proceedings and Environmental Matters will not have a material adverse effect on the Company’s financial condition. While the likelihood is remote, the disposition of the Proceedings and Environmental Matters could have a material impact on the results of operations, cash flows or liquidity in any given reporting period.

Mr. W. John Cash

Accounting Branch Chief

July 25, 2016

If circumstances were to change and it became reasonably possible that a material loss may occur, management commits to updating our disclosure accordingly.

19. Income Taxes, page 87

2.	Please explain to us why the foreign tax rate differential did not have a significant impact on your effective tax rate in 2015. In this regard, we note the significant impact the foreign tax rate differential had on your effective tax rates in prior periods and we note the significant percentage of foreign income in 2015.

Response:

We acknowledge the Staff’s comment and have provided further detail below to clarify.

In 2014 and prior periods, the Company received an effective tax rate benefit (through the “foreign rate differential” line of the effective tax rate disclosure) related to tax-deductible interest on Canadian debt. In 2015, there was a Canadian tax law change which altered the Company’s position relative to the deductibility of Canadian interest expense. This was the primary driver of the change in the 2015 “foreign tax rate differential” (2% higher rate in 2015) compared to the 2014 (15% lower rate) and 2013 (11% lower rate) amounts.

In an effort to further enhance our disclosure and in response to the Staff’s comment, we propose the following revision in future filings (shown below in bold):

Form 10-K for the Year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

INCOME TAX EXPENSE (page 23)

The company’s effective tax rate for 2015 was 27% on pre-tax income of $453 million. The difference between the 27% effective tax rate and the U.S. federal statutory tax rate of 35% is primarily attributable to the reversal of a valuation allowance recorded in prior years against Canadian deferred tax assets. This benefit was partially offset by a Canadian tax law change in 2015 which altered the Company’s position relative to the deductibility of Canadian interest expense resulting in a higher foreign effective tax rate. The net of these two items totaled $27 million. Other differences between the effective tax rate and the U.S. statutory tax rate included releases of valuation allowances against deferred tax assets in multiple jurisdictions and lower foreign tax rates.

Mr. W. John Cash

Accounting Branch Chief

July 25, 2016

Form 10-Q for the Fiscal Quarter ended March 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

3.	We note your disclosure that a contractual dispute with a large residential customer could impact revenue growth and EBIT in the insulation segment in 2016, starting in the second quarter. Please tell us and disclose and discuss the specific nature of the dispute and the potential impact it could have on revenue and EBIT, including the significance of this customer to historical results. Also, please tell us and disclose the reasons for the significantly lower insulation segment EBIT margins during the first quarters of FY 2016 and FY 2015 relative to the annual margin in FY 2015.

Response:

We acknowledge the Staff’s comment and have provided further detail below to clarify.

The contractual dispute with a customer disclosed in the Insulation segment results refers to an ongoing commercial dispute with TopBuild Services Group Corp., Builder Services Group, Inc. and its subsidiaries, TruTeam of California, Inc., and American National Services, Inc. and its subsidiaries (collectively “TruTeam”), formerly part of Masco Corporation. By letter dated April 1, 2016, TruTeam unexpectedly declared that it was terminating an agreement with the Company (the “Agreement”) effective September 28, 2016 (180 days later), and would no longer honor its share commitment effective “immediately”. At the time, the Company believed it was negotiating in good faith on an amendment to the Agreement and viewed the termination notification to be a material breach of contract. Subsequent to that date, and through the filing date of the Form 10-Q, the Company attempted to find a resolution to the dispute. Due to the uncertainty of the outcome of the dispute and the likelihood of losing sales volumes from TruTeam, the Company moderated its outlook for volume and share for the remainder of 2016. During the Company’s earnings call on April 27, 2016, the Company stated that it would begin to curtail capacity and rebalance its supply chain while working to broaden its positions across the U.S. residential customer base.

On May 6, 2016, the Company sued TruTeam for breach of contract. The outcome of the litigation is currently unknown. In its Form 10-Q for the fiscal quarter ended June 30, 2016 to be filed on or about July 27, 2016, the Company intends to update the outlook previously disclosed in the Form 10-Q.

Revenue from the Agreement represented approximately 2% of the Company’s consolidated revenue for the year ended December 31, 2015. The Company does not calculate EBIT on a customer-level basis, but would assert that the pricing in the Agreement results in an immaterial margin on the associated revenue. While the loss of this business will have a negative impact on the current year outlook for our Insulation segment (largely as a result of lower absorption of fixed overhead costs), our mid-term outlook for the business remains unchanged, as continued growth in the U.S. new residential housing market will result in a further tightening of overall industry capacity. The Company believes it is positioned to benefit disproportionately from this market growth.

Mr. W. John Cash

Accounting Branch Chief

July 25, 2016

In response to the Staff’s question regarding the significantly lower margins in the first quarter of 2015 and 2016 as compared to the full year of 2015, we have provided detail below describing the seasonality in the Insulation segment results which is also described in Item 1. Business – Overview – Insulation section (page 2) of the Form 10-K.

Demand for Owens Corning’s insulating products is driven by new residential construction, remodeling and repair activity, commercial and industrial construction activity, increasingly stringent building codes and the growing need for energy efficiency. Sales in this segment typically follow seasonal home improvement, remodeling and renovation and new construction industry patterns. Demand for new residential construction typically follows on a three-month lagged basis. The peak season for home construction and remodeling in our geographic markets generally corresponds with the second and third calendar quarters and, therefore, our sales levels are typically higher during the second half of the year.

The Company expects 2016 full-year results to follow a similar pattern.

4.	We note your discussion of the factors that impacted the roofing segment. Please tell us and disclose the reasons for and the impact of “third party asphalt sales” on revenue and EBIT margins in the roofing segment during each period. Please also tell us and disclose and discuss the factors that impact asphalt costs during each period presented.

Response:

We acknowledge the Staff’s comment and have provided further detail below to clarify.

Oxidized asphalt is a significant input used in the production of the Company’s asphalt roofing shingles. The Company is vertically integrated and has manufacturing facilities that process asphalt for use in its roofing shingles manufacturing process. In addition, the Company sells asphalt to other shingle manufacturers, to roofing contractors and distributors for built-up roofing asphalt systems and to other manufacturers in a variety of other industries. The Company’s cost of asphalt is correlated to the price of crude oil, which has declined over the past 18 months. The Company’s sales of asphalt to third parties are largely a cost-plus business, thus the decline in asphalt costs to the Company has resulted in a corresponding decline in the revenue we derive from this end market.

Mr. W. John Cash

Accounting Branch Chief

July 25, 2016

In an effort to further enhance our disclosure and in response to the Staff’s comment, we propose the following revision in future filings (shown below in bold):

Form 10-K for the Year ended December 31, 2015

Item 1. Business – Overview – Roofing section (page 2)

We sell shingles and roofing accessories primarily through home centers, lumberyards, retailers, distributors and contractors in the United States and sell other asphalt products internally to manufacture residential roofing products and externally to other roofing manufacturers. We also sell asphalt to roofing contractors and distributors for built-up roofing asphalt systems and to manufacturers in a variety of other industries. Our asphalt sales to third parties are largely a cost-plus business.

The disclosure related to lower asphalt costs in the EBIT discussion is attributable to our input costs associated with the manufacture and sale of asphalt shingles. As referenced above, asphalt costs are correlated to the price of oil, the level of asphalt demand in the broader marketplace (including paving) and the prices of alternative uses. Our asphalt costs over recent quarters have declined largely as a result of the decline in oil prices.

Form 8-K Filed April 27, 2016

5.	It appears to us that your disclosures of non-GAAP financial measures may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response:

We acknowledge the Staff’s comment related to the updated Compliance and Disclosure Interpretations issued on May 17, 2016. The Company has reviewed the updated guidance that the Staff has provided with respect to the presentation of non-GAAP financial measures and will make revisions to future earnings releases.

Mr. W. John Cash

Accounting Branch Chief

July 25, 2016

* * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-5614.

Very truly yours,

/s/Kelly Schmidt
Kelly Schmidt
Vice President and Controller